March 12, 2007

Mr. William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K for Fiscal Year Ended February 25, 2006
Filed May 5, 2006
Form 10-Q for Fiscal Quarter Ended November 25, 2006
Filed December 20, 2006
File No. 0-20184

Dear Mr. Choi:

We have received and reviewed your comment letter related to our Form 10-K for the fiscal year ended February 25, 2006 filed on May 5, 2006 and our Form 10-Q for fiscal quarter ended November 25, 2006 filed on December 20, 2006. We appreciate the comments and suggestions to help strengthen our disclosures going forward. We have included the Staff's original comments followed by our responses to each comment.

Form 10-K for the Fiscal Year Ended February 25, 2006

Financial Statements

Consolidated Balance Sheets, page 28

Comment 1:
Please revise your presentation to report the amounts of goodwill and intangible assets as separate line items on the face of your consolidated balance sheet. Refer to paragraphs 42 and 43 of SFAS 142.

Response:
In future filings, we will present goodwill and intangible assets as separate line items on the face of the consolidated balance sheet. We will separate the items for the related prior period balances for comparability.

Mr. Choi
United States Securities and Exchange Commission
March 12, 2007

Comment 2:
Please disclose separately in the balance sheet or in the notes to your financial statements, any item, if any, in excess of five percent of total current liabilities included in your other liabilities and accrued expenses line item.

Response:
As of February 25, 2006 and November 25, 2006, there were no items in excess of five percent of total current liabilities included in “other liabilities and accrued expenses”. The Company does, and will continue to, monitor this for all future filings. If, in the future, there are items in excess of five percent of current liabilities, these will be presented separately on the face of the consolidated balance sheet.

Note 1— Significant Accounting Policies, page 32

General

Comment 3:
We note your disclosure in Note 4 at page 38 that many of your leases contain contingent rental provisions computed on the basis of store sales. Please tell us and include disclosure in your significant accounting policies discussion to indicate if you include contingent rental payments in your calculation of straight--line rent where the achievement of the stipulated targets is deemed probable in accordance with paragraph 8 of EITF 98-09. If you have not included such contingent rents, please explain why not.

Response:
A majority of our leases include base rent payments along with contingent rent payments upon meeting stipulated sales targets. The target for the contingent rent is typically a quotient of the base rent divided by a percentage (i.e. 6%). As the base rent increases (step rent) over the life of the lease, so does the stipulated target. The base rent portion of these leases is included in the calculation of straight-line rent as it is a known amount. The contingent rent payments have not been included in the calculation of straight-line rent as the stipulated targets over the lease term are aggressive targets, given the fact that they increase over the life of the lease, and achievement of these targets over the entire life of the lease is not probable.

Mr. Choi
United States Securities and Exchange Commission
March 12, 2007

Comment 4:
We note from your disclosure at page four that you have customer reward programs for both your Finish Line and Man Alive stores. To the extent material, please expand your disclosure to describe your accounting policies for these reward programs.

Response:
The Company’s reward programs do not have any type of membership fee associated with them. Customers may sign up at any time. Customers that are enrolled earn points through purchases in which they earn reward certificates that may be used with future purchases in store or online. There is no cash back for unused reward certificates. The rewards expire 3 months after date issued. Therefore, most rewards are redeemed or expired within the same fiscal year the reward is awarded.

Analogous to EITF Issue 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product)”, the Company utilizes the “incremental cost approach”. At any point in time, the reserve for the reward program is equal to the amount of rewards outstanding, multiplied by the average costs of goods percentage of the Company, multiplied by the historical percentage of redemption of past rewards. The reserve is nominal (approximately $226,000 as of February 25, 2006).

Deferred Credits From Landlords, page 33

Comment 5:
We note your disclosure that during 2006, you concluded that rent payments required by certain fixed rental lease agreements were not being recognized over the proper lease term. We also note that as a result, you increased "Deferred credits from landlords" by $2,100,000 and increased "Cost of sales (including occupancy costs)" by the same amount. Please provide us with details regarding the nature of these rent payments and the basis for your conclusion that the amounts were not being recognized over the proper lease term. Also, please provide us with your materiality assessment to support your conclusion that restatement was not necessary for this correction.

Mr. Choi
United States Securities and Exchange Commission
March 12, 2007

Response:
During the year ended February 26, 2005 (fiscal 2005), the Company re-evaluated FASB Technical Bulletin No. 85-3,“Accounting for Operating Leases with Scheduled Rent Increases” and determined the Company had inadvertently excluded the rent holiday period from the lease term. This required an adjustment to the straight-line rent liability and restatement to the Company’s prior financial statements within Form 10-K for fiscal 2005. In this initial review, the Company inadvertently excluded fixed rent leases, as they were not included in the previous database for straight-line rent. The Company identified this oversight during the year ended February 25, 2006 (fiscal 2006), added these leases to the database and quantified the impact on the straight-line rent liability. The Company recorded an adjustment of $2.1 million to increase Cost of sales (including occupancy costs) for fiscal 2006. In addition, the Company implemented additional procedures and controls to verify that the database includes all leases.

The Company performed an evaluation of the quantitative and qualitative impact of the error using the framework provided in SAB 99. The impact of recording this adjustment in fiscal 2006 was approximately 2% of net income and approximately 4% of Deferred Credit from Landlords on the balance sheet which both were considered to be immaterial. Additionally, had the error been identified in fiscal 2005, the impact would have been included in the lease accounting restatement and recorded to opening retained earnings. Therefore, it would have had a nominal impact on the income statement of fiscal 2005 or any individual prior year. Based on all of the facts, the Company concluded that restatement was not required as the impact of the error was not considered to be material from a quantitative or qualitative perspective.

Advertising, page 34

Comment 6:
Please expand your disclosure to clarify your accounting policies for your various advertising channels discussed under the "Marketing" section at page four. Please also disclose the amount of cooperative advertising allowances netted against gross advertising expense charged to selling, general and administrative expenses.

Response:
All of the Company’s advertising channels are accounted for under the same policy. The Company believes the disclosure is appropriate and adequate as stated on page 34, “The Company expenses the cost of advertising as incurred, net of reimbursements for cooperative advertising. The reimbursement for cooperative advertising are agreed upon with vendors and are recorded in the same period as the associated expenses are incurred following EITF 02-16 guidance.” The Company has reviewed SOP 93-7 and does not have any advertising that would qualify for deferral as direct-response advertising.

Mr. Choi
United States Securities and Exchange Commission
March 12, 2007

The Company believes it has complied with the disclosure requirements of SOP 93-7 and EITF 02-16. For competitive reasons, the Company does not separately disclose the amount of cooperative advertising allowances.

Note 8. Earnings Per Share, page 41

Comment 7:
Please expand your disclosure to provide information about the securities that could potentially dilute earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

Response:
In future filings, the Company will expand disclosure similar to the following:

“In fiscal 2006, 2005 and 2004, xxx, xxx and xxx options, respectively, were not included in the diluted net income per share calculation as the impact of such options was antidilutive.”

Form 10-Q for the Quarterly Period Ended November 25, 2006

Exhibits 31.1 and 31.2

Comment 8:
We note that paragraph 4(d) of your certifications does not include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)." In future filings, please provide the exact language included in Item 601(b)(31) of Regulation S-K and include this phrase in paragraph 4(d).

Response:
Per the Staff’s request, in future Form 10-Q’s, we will include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" to paragraph 4(d) of Exhibits 31.1 and 31.2. This phrase was included in Exhibit 31.1 and 31.2 to the Form 10-K for the year ended February 25, 2006.

Mr. Choi
United States Securities and Exchange Commission
March 12, 2007

* * * * *

We appreciate the Staff's responsiveness with respect to the Company's filings and look forward to resolving these and any other concerns the Staff may have. If you have any questions regarding our responses to these comments or require further documentation and/or support related to our responses, please contact me at 317-899-1022.

Sincerely,

/s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer